August 31, 2010

The Board of Directors and Shareholders

Dollar General Corporation

We are aware of the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-165799) of Dollar General Corporation for the registration of 10.625% Senior Notes due 2015, its 11.875%/12.625% Senior Subordinated Toggle Notes due 2017 and related guarantees of our reports dated June 8, 2010 and August 31, 2010, relating to the unaudited condensed consolidated interim financial statements of Dollar General Corporation that are included in its Forms 10-Q for the quarters ended April 30, 2010 and July 30, 2010.

Very truly yours,

/s/ Ernst & Young LLP

Nashville, Tennessee